Exhibit 99.1

DIGIHOST TECHNOLOGY INC.

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)
(UNAUDITED)

Digihost Technology Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars) (Unaudited)

	As at September 30,	As at December 31,
	2023	2022
ASSETS
Current assets
Cash	$865,621	$1,850,622
Digital currencies (note 3)	465,890	2,800,657
Amounts receivable and other assets (note 5)	1,856,431	1,234,175
Income tax receivable	168,337	244,399
Total current assets	3,356,279	6,129,853
Property, plant and equipment (note 6)	37,007,884	41,811,233
Right-of-use assets (note 7)	2,409,198	2,538,447
Intangible asset (note 8)	1,268,517	1,314,028
Goodwill (note 9)	2,496,612	-
Promissory note receivable (note 10)	806,000	806,000
Total assets	$47,344,490	$52,599,561

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$4,553,108	$2,345,175
Amount owing to Northern Data, NY LLC (note 3 and 6)	-	322,099
Lease liabilities (note 11)	110,651	99,957
Loan payable (note 12)	434,512	-
Mortgage payable (note 13)	514,292	488,062
Total current liabilities	5,612,563	3,255,293
Deposits payable	1,356,584	511,000
Lease liabilities (note 11)	363,026	447,514
Mortgage payable (note 13)	-	389,065
Loan payable (note 12)	457,720	-
Warrant liabilities (note 14)	2,572,386	821,697
Total liabilities	10,362,279	5,424,569

Shareholders’ equity
Share capital (note 15)	42,116,604	39,602,634
Contributed surplus	15,064,903	15,675,828
Cumulative translation adjustment	(3,387,060)	(3,491,583)
Deficit	(16,812,236)	(4,611,887)
Total shareholders’ equity	36,982,211	47,174,992
Total liabilities and shareholders’ equity	$47,344,490	$52,599,561

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Expressed in United States Dollars) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenue from digital currency mining (note 3)	$4,387,142	$3,735,014	$13,552,443	$18,507,951
Revenue from sale of energy	969,921	-	1,779,131	-
Total revenue	5,357,063	3,735,014	15,331,574	18,507,951
Cost of digital currency mining
Cost of power	(3,221,662)	(2,539,008)	(8,119,780)	(5,350,700)
Other production costs	(434,905)	(1,110,100)	(976,300)	(2,221,125)
Depreciation and amortization	(3,443,520)	(2,672,621)	(9,732,088)	(6,876,840)
Miner lease and hosting agreement (note 3)	(152,456)	(1,174,293)	(791,145)	(6,378,709)
Cost of power plant operations	(635,433)	-	(1,418,833)	-
Gross loss	(2,530,913)	(3,761,008)	(5,706,572)	(2,319,423)

Expenses
Office and administrative expenses	(934,798)	(680,026)	(2,216,231)	(2,279,624)
Professional fees	(592,733)	(293,052)	(1,401,151)	(1,330,139)
Regulatory fees	(20,637)	(19,461)	(110,426)	(229,447)
Gain on sale of property, plant and equipment	-	-	-	2,340,658
Foreign exchange gain (loss)	1,220,450	3,728,973	(101,932)	4,771,853
Gain (loss) on sale of digital currencies (note 3)	(12,800)	600,105	801,764	(11,574,330)
Change in fair value of loan payable	76,632	-	(143,825)	-
Other income	32	10,999	90,345	167,678
Change in fair value of amount owing for Miner Lease Agreement	-	1,434,627	(267,551)	539,654
Share based compensation (note 17)	(333,694)	(846,345)	(1,216,857)	(2,483,928)
Gain (loss) on revaluation of digital currencies (note 3)	10,996	(2,111,824)	22,896	(5,060,188)
Operating loss	(3,117,465)	(1,937,012)	(10,249,540)	(17,457,236)
Revaluation of warrant liabilities (note 14)	3,264,506	1,669,579	(1,755,838)	30,229,221
Net financial expenses (note 20)	(10,981)	-	(194,971)	(238,204)
Net income (loss) before income taxes	136,060	(267,433)	(12,200,349)	12,533,781
Deferred tax recovery (expense)	-	(1,409,375)	-	1,537,467
Net income (loss) for the period	136,060	(1,676,808)	(12,200,349)	14,071,248
Other comprehensive income (loss)
Items that will be reclassified to net income Foreign currency translation adjustment	(1,107,720)	(3,560,979)	104,523	(4,432,730)
Items that will not be reclassified to net income Revaluation of digital currencies, net of tax	-	-	-	(3,706,624)
Total comprehensive income (loss) for the period	$(971,660)	$(5,237,787)	$(12,095,826)	$5,931,894

Basic income (loss) per share (note 18)	$0.00	$(0.06)	$(0.43)	$0.52
Diluted income (loss) per share (note 18)	$0.00	$(0.06)	$(0.43)	$0.52

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars) (Unaudited)

	Nine Months Ended September 30,
	2023	2022
Operating activities
Net income (loss) for the period	$(12,200,349)	$14,071,248
Adjustments for:
Digital currencies items (note 21)	1,745,117	25,677,181
Gain on sale of property, plant and equipment	-	(2,340,658)
Depreciation of right-of-use assets	129,249	99,213
Depreciation and amortization	9,829,202	6,973,764
Interest on lease liabilities	73,671	28,017
Change in fair value of amount owing for Miner Lease Agreement	267,551	(539,654)
Share based compensation	1,216,857	2,483,928
Change in warrant liability	1,755,838	(30,229,221)
Interest accrued on loan payable	138,300	(6,000)
Change in fair value of loan payable	143,825	-
Deferred tax recovery	-	(1,537,467)
Foreign exchange loss (gain)	99,374	(4,725,937)
Working capital items (note 21)	2,588,589	(5,941,954)

Net cash provided by operating activities	5,787,224	4,012,460

Investing activities
Purchase of property, plant and equipment	(2,945,418)	(11,029,405)
Proceeds from sale of property, plant and equipment	499,950	1,995,000
Acquisition of digital currency	-	(1,950,000)
Business combination (note 4)	(4,599,666)	-

Net cash used in investing activities	(7,045,134)	(10,984,405)

Financing activities
Proceeds from private placement, net of costs	-	8,290,024
Proceeds from pre-funded warrants	-	1,022,915
Repurchase of shares	-	(255,525)
Repayment of mortgage	(400,500)	(44,500)
Proceeds of shares issued for cash	686,189	-
Proceeds from loans payable	691,500	10,000,000
Repayment of loans payable	(594,480)	(10,000,000)
Lease payments	(109,800)	(60,000)
Net cash provided by financing activities	272,909	8,952,914

Net change in cash	(985,001)	1,980,969
Cash, beginning of period	1,850,622	915,715

Cash, end of period	$865,621	$2,896,684
Supplemental information
Interest paid	$-	$238,204

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in United States Dollars) (Unaudited)

	Number of shares (note 15)					Digital
	Subordinate voting shares	Proportionate voting shares	Share capital	Contributed surplus	Cumulative Translation Adjustment	currency revaluation reserve	Deficit	Total
Balance, December 31, 2021 (restated)	24,956,165	3,333	$31,423,095	$11,844,581	$167,068	$3,706,624	$(8,879,964)	$38,261,404
Private placements (note 15(b)(ii))	2,729,748	-	15,255,979	-	-	-	-	15,255,979
Cost of issue - cash (note 15(b)(ii))	-	-	(547,307)	-	-	-	-	(547,307)
Cost of issue - broker warrants (note 15(b)(ii))	-	-	(270,978)	535,009	-	-	-	264,031
Warrant liabilities	-	-	(7,007,643)	-	-	-	-	(7,007,643)
Shares cancelled (note 15(b)(i))	(165,200)	-	(194,260)	-	-	-	(61,265)	(255,525)
Shares issued for cash	2,100	-	2,469	-	-	-	-	2,469
Shares issued for exercise of pre-funded warrants	300,000	-	927,463	-	-	-	-	927,463
Share based compensation	-	-	-	2,483,928	-	-	-	2,483,928
Transaction with owners	27,822,813	3,333	39,588,818	14,863,518	167,068	3,706,624	(8,941,229)	49,384,799
Foreign currency translation adjustment	-	-	-	-	(4,432,730)	-	-	(4,432,730)
Revaluation of digital currencies, net of tax	-	-	-	-	-	(3,706,624)	-	(3,706,624)
Net income for the period	-	-	-	-	-	-	14,071,248	14,071,248
Total comprehensive income for the period	-	-	-	-	(4,432,730)	(3,706,624)	14,071,248	5,931,894
Balance, September 30, 2022	27,822,813	3,333	$39,588,818	$14,863,518	$(4,265,662)	$-	$5,130,019	$55,316,693
Balance, December 31, 2022	27,842,204	3,333	$39,602,634	$15,675,828	$(3,491,583)	$-	$(4,611,887)	$47,174,992
Shares issued for cash (note 15(b)(i))	386,463	-	686,188	-	-	-	-	686,188
Restricted share units converted to common shares	479,582	-	1,827,782	(1,827,782)	-	-	-	-
Share based compensation	-	-	-	1,216,857	-	-	-	1,216,857
Transaction with owners	28,708,249	3,333	42,116,604	15,064,903	(3,491,583)	-	(4,611,887)	49,078,037
Foreign currency translation adjustment	-	-	-	-	104,523	-	-	104,523
Net loss for the period	-	-	-	-	-	-	(12,200,349)	(12,200,349)
Total comprehensive loss for the period	-	-	-	-	104,523	-	(12,200,349)	(12,095,826)
Balance, September 30, 2023	28,708,249	3,333	$42,116,604	$15,064,903	$(3,387,060)	$-	$(16,812,236)	$36,982,211

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2023

(Expressed in United States Dollars) (Unaudited)

1. Nature of operations and going concern

Digihost Technology Inc. (the “Company” or “Digihost”) was incorporated in British Columbia, Canada, on February 18, 2017 as Chortle Capital Corp and subsequently changed its name to HashChain Technology Inc. on September 18, 2017, and again to Digihost Technology Inc. on February 14, 2020. Digihost and its subsidiaries, Digihost International, Inc., DGX Holding, LLC, and World Generation X, LLC (together the “Company”) is a blockchain technology company with operations in cryptocurrency mining and also a supplier of energy through its recent acquisition of a power plant. The head office of the Company is located at 2830 Produce Row, Houston, TX, 77023.

These unaudited condensed interim consolidated financial statements of the Company were reviewed, approved and authorized for issue by the Board of Directors on November 13, 2023.

Going Concern

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

As at September 30, 2023, the Company has a working capital deficiency of $2,256,284 (2022 - working capital of $2,874,560) and did not generate positive cashflows from its operations since its incorporation. The current working capital is not sufficient to meet the Company’s requirements and business growth initiatives. The Company’s ability to continue as a going concern depends upon its ability generate positive cashflows from its operations and to raise additional financing. Even if the Company has been successful in the past in raising financings, there is no assurance that it will manage to obtain additional financing in the future.

These material uncertainties may cast significant doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments or disclosures that may be necessary should the Company not be able to continue as a going concern. If this were the case, these adjustments could be material.

2. Significant accounting policies

(a) Statement of compliance

The Company applies IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee. These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements.

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS issued and outstanding as of November 13, 2023, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual financial statements as at and for the year ended December 31, 2022. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending December 31, 2023 could result in restatement of these unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2023

(Expressed in United States Dollars) (Unaudited)

2. Significant accounting policies (continued)

(b) Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company.

At the date of authorization of these unaudited condensed interim consolidated financial statements, several new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

(c) Critical accounting judgements, estimates and assumptions

The preparation of these financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made are the same as the most recent annual financial statements as at and for the year ended December 31, 2022. New significant judgments in the quarter are as follows:

Business combination

Judgement is required to determine if the Company’s acquisition represent a business combination or an asset purchase. For an acquisition to qualify as a business combination, the assets acquired are required to be an integrated set of activities with inputs, processes and outputs. For acquisitions that represent the purchase of assets, no goodwill is recognized on the transactions and acquisition costs are capitalized to the assets purchased rather than expensed. As the Company concluded that the acquisition of the power plant (note 4) was a business combination, an allocation of the purchase price to the individual identifiable assets acquired and liabilities assumed based on their fair values at the date of purchase is required. The fair values of the net assets acquired are calculated using significant estimates and judgments. If estimates or judgments differed, this could result in a materially different allocation of net assets on the consolidated statement of financial position.

In a business combination, substantially all identifiable assets and liabilities acquired are recorded at the date of acquisition at their respective fair values. One of the most significant areas of judgment and estimation relates to the determination of the fair value of these assets and liabilities. If any intangible assets are identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent external valuation expert may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. In certain circumstances where estimates have been made, the Company may obtain third-party valuations of certain assets, which could result in further refinement of the fair-value allocation of certain purchase prices and accounting adjustments.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2023

(Expressed in United States Dollars) (Unaudited)

3. Digital currencies

The Company’s holdings of digital currencies consist of the following:

	As at September 30, 2023	As at December 31, 2022
Bitcoin	$465,890	$1,842,177
Ethereum	-	958,480
	$465,890	$2,800,657

The continuity of digital currencies was as follows:

	Number of Bitcoin	Amount	Number of Ethereum	Amount	Total Amount
Balance, December 31, 2021	632	29,770,994	1,001	3,720,992	33,491,986
Bitcoin mined for Digihost(2)	832	24,190,059	-	-	24,190,059
Bitcoin remitted to Northern Data(2)	(380)	(10,836,179)	-	-	(10,836,179)
Received from sale of property, plant and equipment	9	345,658	-	-	345,658
Acquisition of digital currencies	100	3,932,000	-	-	3,932,000
Digital currencies paid for services	(27)	(739,024)	-	-	(739,024)
Digital currencies traded for cash	(640)	(15,747,279)	(200)	(269,001)	(16,016,280)
Digital currencies for loan repayment	(415)	(11,982,320)	-	-	(11,982,320)
Loss on sale of digital currencies	-	(11,574,330)	-	-	(11,574,330)
Revaluation adjustment(1)	-	(5,517,402)	-	(2,493,511)	(8,010,913)
Balance, December 31, 2022	111	$1,842,177	801	$958,480	$2,800,657
Bitcoin mined(2)	516	13,552,443	-	-	13,552,443
Bitcoin remitted to Northern Data(2)	(51)	(1,214,911)	-	-	(1,214,911)
Digital currencies paid for services	(19)	(405,643)	-	-	(405,643)
Digital currencies traded for cash	(519)	(13,276,210)	(801)	(1,245,993)	(14,522,203)
Digital currencies for loan repayment	(21)	(569,113)	-	-	(569,113)
Gain on sale of digital currencies	-	514,251	-	287,513	801,764
Revaluation adjustment(1)	-	22,896	-	-	22,896
Balance, September 30, 2023	17	$465,890	-	$-	$465,890

(1)	Digital assets held are revalued each reporting period based on the fair market value of the price of Bitcoin and Ethereum on the reporting date. As at September 30, 2023, the prices of Bitcoin and Ethereum were $26,965 (December 31, 2022 - $16,548) and $1,674 (December 31, 2022 - $1,197), respectively resulting in total revaluation loss of $22,896.
(2)	During the year ended December 31, 2021, the Company entered into a Miner Lease Agreement and a hosting services agreement with Northern Data, NY LLC, pursuant to which the parties have agreed to split a portion of the mining rewards received and energy costs incurred for the miners put in service pursuant to these agreements. As at September 30, 2023, the Company must remit nil Bitcoin (December 31, 2022 - 19 Bitcoin) with a value of $nil (December 31, 2022 - $322,099) which is presented in the current liabilities. The Miner Lease Agreement was terminated on February 15, 2023.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2023

(Expressed in United States Dollars) (Unaudited)

4. Business combination

On February 8, 2023, the Company completed the acquisition of a 60 MW power plant in North Tonawanda, New York for a total consideration of $5,949,666 of which $1,350,000 was paid in previous years. The transaction was accounted for as a business combination under IFRS 3, Business Combinations. At the date of acquisition, the Company determined the preliminary fair value of the net identified net assets as follows:

Total consideration	$5,949,666
Identified fair value of net assets acquired:
Prepaids and deposits	435,526
Property plant and equipment	3,547,375
Intangible asset	187,500
Accounts payable	(204,260)
Loan payable	(513,087)
3,453,054
Goodwill acquired	2,496,612
5,949,666
Deposit paid in prior year	(150,000)
Property, plant and equipment disbursed in prior year	(1,200,000)
Net cash disbursed in acquisition	$4,599,666

5. Amounts receivable and other assets

	As at September 30, 2023	As at December 31, 2022
Prepaid expenses	$282,816	$741,350
Receivable from Northern Data	243,965	492,825
Deposits	1,329,650	-
	$1,856,431	$1,234,175

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2023

(Expressed in United States Dollars) (Unaudited)

6. Property, plant and equipment

					Power plant	Power plant
		Data	Equipment	Leasehold	infrastructure	infrastructure
	Land	miners	and other	improvement	in progress	in use	Total
Cost
December 31, 2021	$-	$31,658,103	$3,363,324	$1,040,000	$7,148,920	$-	$43,210,347
Additions	1,007,010	-	7,669,386	39,542	7,037,100	-	15,753,038
Disposal	-	(1,253,992)	-	-	-	-	(1,253,992)
Transfer asset in use	-	-	(439,381)	-	(3,218,685)	3,658,066	-

December 31, 2022	1,007,010	30,404,111	10,593,329	1,079,542	10,967,335	3,658,066	57,709,393
Additions	125,489	1,429,320	1,457,064	-	(66,455)	-	2,945,418
Disposal	-	-	-	-	(499,950)	-	(499,950)
Transfer asset in use	-	-	-	-	(4,093,845)	4,093,845	-
Acquired in business combination (note 4)	-	-	-		(1,200,000)	3,547,375	2,347,375
September 30, 2023	$1,132,499	$31,833,431	$12,050,393	$1,079,542	$5,107,085	$11,299,286	$62,502,236
Accumulated depreciation
December 31, 2021	$-	$3,820,296	$1,056,888	$191,056	$-	$-	$5,068,240
Depreciation	-	8,815,246	591,329	105,208	-	1,016,129	10,527,912
Impairment	-	1,556,000	-	-	-	-	1,556,000
Disposal	-	(1,253,992)	-	-	-	-	(1,253,992)
December 31, 2022	-	12,937,550	1,648,217	296,264	-	1,016,129	15,898,160
Depreciation	-	7,371,300	890,233	78,989	-	1,255,670	9,596,192
September 30, 2023	$-	$20,308,850	$2,538,450	$375,253	$-	$2,271,799	$25,494,352

Net carrying value
As at December 31, 2022	$1,007,010	$17,466,561	$8,945,112	$783,278	$10,967,335	$2,641,937	$41,811,233

As at September 30, 2023	$1,132,499	$11,524,581	$9,511,943	$704,289	$5,107,085	$9,027,487	$37,007,884

(1)	Included in this total are 10,000 high performance Bitcoin miners sourced from Northern Data AG per a definitive purchase agreement entered into on May 12, 2021.

7. Right-of-use assets

	As at September 30, 2023	As at December 31, 2022
Balance, beginning of period	$2,538,447	$2,078,599
Additions(1)	-	602,172
Depreciation	(129,249)	(142,324)
Balance, end of period	$2,409,198	$2,538,447

(1)	In April 2022, the Company entered into a lease for its head office for a term of 5 years.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2023

(Expressed in United States Dollars) (Unaudited)

8. Intangible asset

Intangible asset relates to the right-of-use of an electric power facility.

	As at September 30, 2023	As at December 31, 2022
Balance, beginning of period	$1,314,028	$1,443,260
Business combination (note 4)	187,500	-
Amortization	(233,011)	(129,232)
Balance, end of period	$1,268,517	$1,314,028

9. Goodwill

	As at September 30, 2023	As at December 31, 2022
Balance, beginning of period	$-	$1,346,904
Impairment	-	(1,260,783)
Foreign currency translation	-	(86,121)
Business combination (note 4)	2,496,612	-
Balance, end of period	$2,496,612	$-

10. Promissory note receivable

In December 2021, the Company entered into an agreement for a Secured Convertible Promissory Note (“Note”) with principal of $800,000. The Note accrues interest at a rate of 6% per annum, with interest payments every calendar quarter. The Note is convertible at the Company’s option into Series C Preferred Stock of the issuer. If the Note is not converted into shares by the Company, all unpaid and accrued interest are due on Maturity Date of December 21, 2026. The Notes are secured by the assets of the issuer.

11. Lease liabilities

The continuity of the lease liabilities are presented in the table below:

	As at September 30, 2023	As at December 31, 2022
Balance, beginning of period	$547,471	$-
Additions(1)	-	602,172
Interest	36,006	41,299
Lease payments	(109,800)	(96,000)
Balance, end of period	$473,677	$547,471
Current portion	$110,651	$99,957
Non-current portion	363,026	447,514
Total lease liabilities	$473,677	$547,471

(1)	In April 2022, the Company entered into a lease for its head office for a term of 5 years. When measuring lease liability, the Company’s incremental borrowing rate applied was estimated to be 10% per annum.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2023

(Expressed in United States Dollars) (Unaudited)

11. Lease liabilities (continued)

Maturity analysis - contractual undiscounted cash flows

As at September 30, 2023
Less than one year	$150,174
One to five years	408,542
Total undiscounted lease obligations	$558,716

12. Loans payable

	As at September 30, 2023	As at December 31, 2022
Balance, beginning of the period	$-	$-
New loans(1)(2)(3)	1,204,587	10,000,000
Repayment of loans	(594,480)	(10,000,000)
Interest	138,300	-
Fair value adjustment	143,825	-
Balance, end of the period	$892,232	$-

(1)	On March 2, 2022, the Company announced the closing of a $10,000,000 committed, collateralized revolving credit facility with Securitize, Inc. (the “Loan Facility”). The Loan Facility had a one-year committed term and an interest rate of 7.5% per annum.

(2)	The Company entered into a loan agreement with Doge Capital LLC (“Doge”), a company controlled by the chief executive officer, dated February 6, 2023, whereby Doge lent the Company the equivalent value of 30 Bitcoins, being $691,500 and the Company agreed to repay Doge 36 Bitcoins as full repayment of the loan. The Company shall repay Doge 3 Bitcoins per month for 12 consecutive months with the first payment due on March 1, 2023 and the remaining 11 payments due on the first day of each successive month.

(3)	Upon the closing of the Power Plant transaction (note 4), the Company assumed an interest free loan agreement with Niagara Mohawk Power Corporation dated September 1, 2020. The Company is required to make minimum payments of $2,500 per month, with the outstanding balance of $513,087 to be paid in full by September 6, 2023. In the event that the outstanding principal balance is not paid in full by September 6, 2023, interest shall accrue on the outstanding balance as of that date and each subsequent month thereafter at the rate for overdue payments described as in National Grid’s Electricity Tariff for Service Classification No 6.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2023

(Expressed in United States Dollars) (Unaudited)

13. Mortgage payable

In June 2022, the Company’s incremental borrowing rate applied was estimated to be 7% per annum. The mortgage does not bear interest, is repayable by monthly instalments of $44,500 and matures in September 2024. The mortgage is secured by the powerplant in progress with a net book value of $2,651,500.

	As at September 30,	As at December 31,
	2023	2022
Balance, beginning of period	$877,127	$-
Additions	-	993,912
Interest	37,665	16,715
Payments	(400,500)	(133,500)
Balance, end of period	$514,292	$877,127
Current portion	$514,292	$488,062
Non-current portion	-	389,065
Total mortgage payable	$514,292	$877,127

Maturity analysis - contractual undiscounted cash flows

As at September 30, 2023
Less than one year	$534,000
Total undiscounted mortgage obligations	$534,000

14. Warrant liabilities

Due to the characteristics of certain warrants, the fixed-for-fixed condition is not met. Therefore the Company records these warrants as financial liabilities measured at fair value upon initial recognition. At each subsequent reporting date, the warrants are re-measured at fair value and the change in fair value is recognized through profit or loss. Upon warrant exercise, the fair value previously recognized in warrant liabilities is transferred from warrant liabilities to share capital.

The following table summarizes the changes in the warrant liabilities for the Company’s warrants for the period ending September 30, 2023 and December 31, 2022:

	Number of warrants	Amount
Balance, December, 2021	9,098,514	$31,943,365
Warrants issued	3,029,748	7,007,643
Warrants cancelled (note 15(b)(ii))	(3,029,748)	(5,887,840)
Pre-funded warrants issued (note 15(b)(ii))	300,000	927,463
Pre-funded warrants exercised (note 15(b)(ii))	(300,000)	(927,463)
Revaluation of warrant liabilities	-	(32,010,637)
Foreign currency translation	-	(230,834)
Balance, December, 2022	9,098,514	821,697
Revaluation of warrant liabilities	-	1,755,838
Foreign currency translation	-	(5,149)
Balance, September 30, 2023	9,098,514	$2,572,386

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2023

(Expressed in United States Dollars) (Unaudited)

14. Warrant liabilities (continued)

The fair value of the Company’s warrants has been determined using the Black-Scholes pricing model and the following weighted average assumptions:

	As at		As at
	September 30,	Issued	December 31,
	2023	in 2022	2022
Spot price (in CAD$)	$1.47	$3.78	$0.47
Risk-free interest rate	4.83%	1.62%	4.07%
Expected annual volatility	121%	145%	143%
Expected life (years)	1.16	3.50	2.01
Dividend	nil	nil	nil

The following table reflects the Company’s warrants outstanding and exercisable as at September 30, 2023 and December 31, 2022:

Expiry date	Warrants outstanding and exercisable	Weighted average exercise price (CAD$)
March 16, 2024	1,872,659	9.42
June 18, 2024	2,083,334	5.97
April 9, 2025	2,112,773	7.11
September 9, 2025	3,029,748	6.25
	9,098,514	7.04

15. Share capital

a)	Authorized share capital

Unlimited subordinate voting shares without par value and conferring 1 vote per share.

Unlimited proportionate voting shares without par value, conferring 200 votes per share, convertible at the holder’s option into subordinate voting shares on a basis of 200 subordinate voting shares for 1 proportionate voting shares.

b)	Subordinate voting shares and proportionate voting shares issued

Nine months ended September 30, 2023

(i) During the nine months ended September 30, 2023, the Company issued 386,463 subordinate voting shares at an average share price of $1.7756 pursuant to the at-the-market equity program.

Nine months ended September 30, 2022

(ii) On March 9, 2022, the Company closed a private placement with a single institutional investor, for (a) 2,729,748 subordinate voting shares at a purchase price of CAD$4.40 per subordinate voting share and associated warrant, (b) 300,000 pre-funded warrants (Pre-funded Warrants) at an exercise price of $0.0001 per subordinate voting shares, at an offering price of CAD$4.3999 per Pre-Funded Warrant and associated warrant and (iii) 3,029,748 common share purchase warrants (the “Warrants”) for aggregate gross cash proceeds of $10,424,453 (CAD$13,330,861) and the cancellation of warrants. The Warrants have an exercise price of CAD$6.25 per share and exercise period of three and one-half years from the issuance date. A fair value of $7,007,643 was assigned to the warrants. The Pre-Funded Warrants were assigned a fair value of $1,022,915 based on the cash received and are accounted for as financial liabilities at amortized cost. The Pre-Funded Warrants were exercised in September 2022, the financial liability together with the cash received of $30 and initial issuance costs was then accounted as an increase in share capital of $927,463.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2023

(Expressed in United States Dollars) (Unaudited)

15. Share capital (continued)

In connection with the private placement, the investor has agreed to cancel existing warrants to purchase 1,248,440 common subordinate voting shares of the Company at an exercise price of CAD$9.42 per share issued in March 16, 2021 expiring on March 16, 2024 and the existing warrants to purchase 1,781,308 common subordinate voting shares of the Company at an exercise price of CAD$7.11 issued in April 9, 2021 expiring on April 9, 2025. The cancellation was considered as part of the proceeds of the above mentioned private placement and was accounted for as an increase in share capital of $5,887,616 for total proceeds from the private placement of $15,255,979.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,080,584 and 242,380 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$6.25 at any time for a period of three and one-half years from the issuance date. The broker warrants were assigned a fair value of $535,009 for total issuance costs of $1,615,593 of which $695,170 is recorded in net income as the cost of issuance of the warrants classified as liabilities and $102,138 in reduction of the Pre-Funded Warrants.

The grant date fair value of $535,009 for the 242,380 broker warrants was determined using the Black-Scholes pricing model and the following assumptions and inputs: share price of CAD$3.78; exercise price of CAD$6.25; expected dividend yield of 0%; expected volatility of 136% which is based on comparable companies; risk-free interest rate of 1.62%; and an expected average life of three and one-half years.

(iii) During May 2022, the Company received approval to undertake, at the Company’s discretion, a normal course issuer bid program to purchase up to 1,219,762 of its subordinate voting shares for cancellation. As at September 30, 2023, the Company repurchased 165,200 subordinate voting shares for a total repurchase price of $255,525.

16. Warrants

	Number of Warrants	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2021	783,436	8.30
Issued (note 15(b)(ii))	242,380	6.25
Balance, December 31, 2022	1,025,816	7.81
Balance, September 30, 2023	1,025,816	7.81

The following table reflects the warrants issued and outstanding as of September 30, 2023:

		Weighted
Number of Warrants Outstanding	Exercise Price (CAD$)	Average Contractual Life (years)	Expiry Date
249,688	10.01	0.46	March 16, 2024(1)
222,222	6.75	0.72	June 18, 2024(1)
311,526	8.025	1.53	April 9, 2025(1)
242,380	6.25	1.95	September 9, 2025(1)
1,025,816	7.81	1.19

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2023

(Expressed in United States Dollars) (Unaudited)

16. Warrants (continued)

The following table reflects the warrants issued and outstanding as of December 31, 2022:

Number of Warrants Outstanding	Exercise Price (CAD$)	Weighted Average Contractual Life (years)	Expiry Date
249,688	10.01	1.21	March 16, 2024(1)
222,222	6.75	1.47	June 18, 2024(1)
311,526	8.025	2.27	April 9, 2025(1)
242,380	6.25	2.69	September 9, 2025(1)
1,025,816	7.81	1.94

(1)	Broker warrants.

17. Stock options and restricted share units

(a)	Stock options

The Company has a stock option plan whereby the maximum number of shares subject to the plan, in the aggregate, shall not exceed 10% of the Company’s issued and outstanding shares. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of stock options for the periods presented below:

	Number of Stock Options	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2021	2,345,165	5.28
Expired / cancelled	(1,153,331)	5.46
Balance, September 30, 2022	1,191,834	5.11
Balance, December 31, 2022 and September 30, 2023	1,191,834	5.11

The following table reflects the stock options issued and outstanding as of September 30, 2023:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	2.88	1.38	408,334	408,334	-
January 5, 2026	3.75	2.27	258,498	258,498	-
February 24, 2026	13.92	2.41	50,000	50,000	-
March 25, 2026	7.47	2.48	233,334	233,334	-
May 17, 2026	7.35	2.63	155,000	155,000	-
June 22, 2026	4.20	2.73	86,668	86,668	-
	5.11	2.09	1,191,834	1,191,834	-

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2023

(Expressed in United States Dollars) (Unaudited)

17. Stock options and restricted share units (continued)

The following table reflects the stock options issued and outstanding as of December 31, 2022:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	2.88	2.13	408,334	408,334	-
January 5, 2026	3.75	3.02	258,498	258,498	-
February 24, 2026	13.92	3.16	50,000	50,000	-
March 25, 2026	7.47	3.23	233,334	233,334	-
May 17, 2026	7.35	3.38	155,000	155,000	-
June 22, 2026	4.20	3.48	86,668	86,668	-
	5.11	2.84	1,191,834	1,191,834	-

The Company has an RSU plan whereby the there is a fixed cap of shares that can be granted under the plan. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

(b)	Restricted share units

The following table reflects the continuity of RSUs for the periods ended September 30, 2023 and 2022:

Number of RSUs
Balance, December 31, 2021	-
Granted (i)	1,449,250
Cancelled	(10,000)
Balance, September 30, 2022	1,439,250
Balance, December 31, 2022	1,439,250
Granted	77,232
Converted	(479,582)
Balance, September 30, 2023	1,036,900

During the nine months ended September 30, 2023, the Company granted 77,232 RSUs to advisors. These RSUs vest one year from the date of grant. The grant date fair value of the RSUs was $120,386.

For the three and nine months ended September 30, 2023, the Company recorded share based compensation for these RSU’s of $333,694 and $1,216,857, respectively (three and nine months ended September 30, 2022 - $846,345 and $2,483,928, respectively).

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2023

(Expressed in United States Dollars) (Unaudited)

18. Income (loss) per share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Net income (loss) for the period	$136,060	$(1,676,808)	$(12,200,349)	$14,071,248
Net income (loss) per share - basic and diluted	$0.00	$(0.06)	$(0.43)	$0.52
Weighted average number of shares outstanding - basic and diluted	28,694,899	27,759,973	28,525,059	27,022,331

(i)	Diluted income per share does not include the effect of warrants and stock options as they are anti-dilutive.

19. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Professional fees (1)	$23,077	$36,137	$154,705	$195,605
Salaries (1)	221,497	222,756	611,621	653,400
Share based compensation(2)	284,210	793,865	1,079,249	2,330,597
	$528,784	$1,052,758	$1,845,575	$3,179,602

(1)	Represents the professional fees and salaries paid to officers and directors.

(2)	Represents the share based compensation for officers and directors.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2023

(Expressed in United States Dollars) (Unaudited)

20. Additional information on the nature of comprehensive income (loss) components

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Expenses for employee benefits
Operating and maintenance costs	$162,465	$171,850	$549,514	$365,460
Professional fees	23,077	36,167	154,705	195,605
Share based compensation	333,694	846,345	1,216,857	2,483,928
	$519,236	$1,054,362	$1,921,076	$3,044,993
Net financial expenses
Interest on loans	$(11,000)	$-	$121,300	$238,204
Interest on lease liabilities	21,981	13,824	73,671	28,017
	$10,981	$13,824	$194,971	$266,221

21. Cash flow supplemental information

	Nine Months Ended September 30,
	2023	2022
Digital currencies items
Digital currencies mined	$(13,552,443)	$(18,507,951)
Acquisition of digital currencies	-	(3,932,000)
Miner lease and hosting	625,261	6,378,709
Digital currencies received	-	(345,658)
Services paid in digital currencies	405,643	540,723
Loss (gain) on sale of digital currencies	(801,764)	11,574,330
Digital currencies for loan repayment	569,113	11,982,320
Digital currencies traded for cash	14,522,203	12,926,520
Loss (gain) on revaluation of digital currencies	(22,896)	5,060,188
	$1,745,117	$25,677,181
Working capital items
Amounts receivable and prepaid expenses	$(336,731)	$(2,115,232)
Accounts payable and accrued liabilities	2,003,674	(1,626,763)
Income tax receivable	76,062	(550,000)
Deposit payable	845,584	(1,649,959)
	$2,588,589	$(5,941,954)

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2023

(Expressed in United States Dollars) (Unaudited)

22. Segmented reporting

The Company has two operating segments being cryptocurrency mining and power plant operation located in the United States.

Three Months ended September 30, 2023	Cryptocurrency mining	Power plant operations	Total
Gross profit (loss)	$(2,865,401)	$334,488	$(2,530,913)
Net income	61,874	74,186	136,060

Nine Months ended September 30, 2023	Cryptocurrency mining	Power plant operations	Total
Gross profit (loss)	$(6,066,870)	$360,298	$(5,706,572)
Net loss	(11,969,025)	(231,324)	(12,200,349)

Three Months ended September 30, 2022	Cryptocurrency mining	Power plant operations	Total
Gross profit	$(3,761,008)	$-	$(3,761,008)
Net income	(1,676,808)	-	(1,676,808)

Nine Months ended September 30, 2022	Cryptocurrency mining	Power plant operations	Total
Gross profit	$(2,319,423)	$-	$(2,319,423)
Net income	14,071,248	-	14,071,248

The operations of the Company are located in two geographic locations, Canada and the United States. Geographic segmentation is as follows:

As at September 30, 2023	Canada	United States	Total
Current assets	$29,424	$3,326,855	$3,356,279
Non-current assets	-	43,988,211	43,988,211
Total assets	$29,424	$47,315,066	$47,344,490

As at December 31, 2022	Canada	United States	Total
Current assets	$29,372	$6,100,481	$6,129,853
Non-current assets	-	46,469,708	46,469,708
Total assets	$29,372	$52,570,189	$52,599,561

23. Capital management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital, reserves and loans payable. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2022.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2023

(Expressed in United States Dollars) (Unaudited)

24. Financial instruments and risk management

Fair value

The fair value of the Company’s financial instruments, including cash, amounts receivable, accounts payable and accrued liabilities, mortgage payable and deposit payable approximates their carrying value due to their short-term nature. Mortgage payable and deposit payable are due to arm’s length third parties, the fair values of these payables are measured using relevant market input (Level 3). The fair values of mortgage payable and deposit payable was calculated using actualized cash flows using market rates in effect at the balance sheet date. Reasonable changes to key assumptions would not have a significant impact. Promissory note receivable is due from an arm’s length third party, the fair value of this note are measured using relevant market input (Level 3). Digital currencies, amount owing to Northern Data and loan payable are measured at fair value using the quoted price on CoinMarketCap (Level 2). Warrant liabilities are measured at fair value using the Black-Scholes pricing model (Level 2) (see note 14).

Risks

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash, amounts receivable and promissory note receivable. The cash is deposited in a bank account held with one major bank in the United States so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company believes no impairment is necessary in respect of amounts receivable and promissory note receivable as balances are monitored on a regular basis with the result that exposure to bad debt is insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due. The Company manages cash projections and regularly updates projections for changes in business and fluctuations cause in digital currency prices and exchange rates.

The following table summarizes the expected maturity of the Company’s significant financial liabilities and other liabilities based on the remaining period from the balance sheet date to the contractual maturity date:

	Payments by period
As at September 30, 2023	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total	Carrying Value
Accounts payable and accrued liabilities	$4,553,108	$-	$-	$-	$4,553,108	$4,553,108
Deposit payable	-	1,356,584	-	-	1,356,584	1,356,584
Lease liabilities	150,174	313,999	94,543	-	558,716	558,716
Mortgage payable	534,000	-	-	-	534,000	534,000
Loan payable	434,512	457,720	-	-	892,232	892,232
	$5,671,794	$2,128,303	$94,543	$-	$7,894,640	$7,894,640

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2023

(Expressed in United States Dollars) (Unaudited)

24. Financial instruments and risk management (continued)

	Payments by period
As at December 31, 2022	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total	Carrying Value
Accounts payable and accrued liabilities	$2,345,175	$-	$-	$-	$2,345,175	$2,345,175
Amount owing to Northern Data	322,099	-	-	-	322,099	322,099
Deposit payable	-	511,000	-	-	511,000	511,000
Lease liabilities	146,880	307,111	214,524	-	668,515	668,515
Mortgage payable	534,000	400,500	-	-	934,500	934,500
	$3,348,154	$1,218,611	$214,524	$-	$4,781,289	$4,781,289

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs that the Company incurs in its operations.

The Company’s functional and presentation currency is the US dollar. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than an entity’s functional currency. The fluctuation of the Canadian dollar in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and liabilities and the amount of shareholders’ equity. As at September 30, 2023 and December 31, 2022, the foreign currency risk was considered minimal.

Digital currency risk

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital currencies; in addition, the Company may not be able liquidate its holdings of digital currencies at its desired price if required. A decline in the market prices for digital currencies could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies is not indicative of their future price performance. The Company’s digital currencies currently consist of Bitcoin and Ethereum.

At September 30, 2023, had the market price of the Company’s holdings of Bitcoin and Ethereum increased or decreased by 10% with all other variables held constant, the corresponding asset value increase or decrease respectively would amount to $46,589 (December 31, 2022 - $280,066).